UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended	December 31, 2021

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission File Number: 1-10312

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

SYNOVUS FINANCIAL CORP. 2011 EMPLOYEE STOCK PURCHASE PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SYNOVUS FINANCIAL CORP.
1111 BAY AVENUE
SUITE 500
COLUMBUS, GEORGIA 31901

Table of Contents

Page

Report of Independent Registered Public Accounting Firm	1
Statements of Financial Condition as of July 1, 2021 (termination date) and December 31, 2020	2
Statements of Operations and Changes in Plan Equity for January 1, 2021 to July 1, 2021 (termination date) and the Years Ended December 31, 2020 and 2019	3
Notes to Financial Statements	4

Report of Independent Registered Public Accounting Firm
To the Plan Participants and Plan Administrator
Synovus Financial Corp. 2011 Employee Stock Purchase Plan:

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of the Synovus Financial Corp. 2011 Employee Stock Purchase Plan (the Plan) as of July 1, 2021 (termination date) and December 31, 2020, the related statements of operations and changes in plan equity for the period from January 1, 2021 to July 1, 2021 (termination date) and the years ended December 31, 2020 and 2019, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Plan as of July 1, 2021 (termination date) and December 31, 2020, and the results of its operations and changes in its plan equity for the period from January 1, 2021 to July 1, 2021 (termination date) and the years ended December 31, 2020 and 2019, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ KPMG LLP
We have served as the Plan’s auditor since 2012.
Atlanta, Georgia
March 31, 2022

SYNOVUS FINANCIAL CORP.
2011 EMPLOYEE STOCK PURCHASE PLAN

Statements of Financial Condition
July 1, 2021 and December 31, 2020

Assets	July 1, 2021	December 31, 2020
Common stock of Synovus Financial Corp., at fair value - 0 shares (cost $0) at July 1, 2021 and December 31, 2020 (Note 3)	—	—
Dividends receivable	—	—
Total assets	$—	$—

Plan Equity
Plan equity (0 participants at July 1, 2021 and 1,788 participants at December 31, 2020	$—	$—

See accompanying notes to audited financial statements.

SYNOVUS FINANCIAL CORP.
2011 EMPLOYEE STOCK PURCHASE PLAN

Statements of Operations and Changes in Plan Equity
January 1, 2021 to July 1, 2021 (termination date) and Years ended December 31 2020 and 2019

	2021	2020	2019
Investment income (loss):
Realized gains (losses) on distributions to participants, net (Note 6)	$5,414	$3,709	$(54,712)
Total investment income (loss)	5,414	3,709	(54,712)
Contributions (Note 5):
Participants	3,432,039	6,543,810	6,189,108
Participating employers	514,806	983,702	928,640
Total contributions	3,946,845	7,527,512	7,117,748
Withdrawals by participants - common stock of Synovus Financial Corp., at fair value (87,002 for the period January 1, 2021 to July 1, 2021 (termination date) and 348,441 and 199,389 shares for years ended December 31, 2020 and 2019, respectively) (Note 6)	(3,952,259)	(7,531,221)	(7,063,036)
Net change in plan equity	—	—	—
Plan equity at beginning of period	—	—	—
Plan equity at end of period	$—	$—	$—

See accompanying notes to audited financial statements.

SYNOVUS FINANCIAL CORP.
2011 EMPLOYEE STOCK PURCHASE PLAN
Notes to Financial Statements
July 1, 2021
Note 1 - Description of the Plan
On February 16, 2011, the Board of Directors of Synovus Financial Corp. (Synovus) adopted the Synovus Financial Corp. 2011 Employee Stock Purchase Plan (the Plan). The Plan was approved by Synovus’ shareholders on April 27, 2011 and became effective as of July 1, 2011. On July 1, 2011, the plan assets of a predecessor plan, the Synovus Financial Corp. Employee Stock Purchase Plan, were rolled over into the Plan. The Plan is designed to enable participating employees of Synovus and its subsidiaries to purchase shares of Synovus common stock at prevailing market prices from contributions made by them and by Synovus and its subsidiaries and divisions (the Participating Employers). The Plan terminated pursuant to its terms on July 1, 2021.
Synovus serves as the Plan Administrator. The Plan agent is Fidelity Stock Plan Services, hereafter referred to as “Agent.”
All employees who are regularly scheduled to work 20 hours per week or more are eligible to participate in the Plan on the first payroll date after completing 90 days of continuous employment.
Participants contribute to the Plan through payroll deductions as a percentage of eligible compensation. The amount of compensation that is eligible for the Plan contribution per employee is limited to the first $250,000. The maximum allowable contribution ranges from 3% to 7% of compensation based on years of service. The minimum allowable contribution is 1% of eligible compensation. Matching contributions to the Plan are to be made by the Participating Employers in an amount equal to 0% to 50% of each participant’s contribution, with the applicable percentage match to be set from time to time by Synovus’ Board of Directors. The matching contribution for the period January 1, 2021 to July 1, 2021 (termination date) and for the years ended December 31, 2020 and 2019 was 15%. At any time, Synovus may change the matching contribution without an amendment to the Plan.
The Plan provides, among other things, that all expenses of administering the Plan shall be paid by Synovus. Brokers’ fees, commissions, and other transaction costs incurred in connection with the purchase in the open market of Synovus common stock under the Plan are included in the cost of such stock to each participant.
The Plan Agent purchases Synovus common stock on behalf of each participant with the Participant contributions and Participating Employers contributions. Shares of Synovus common stock purchased on behalf of Plan participants are immediately distributed to participants’ personal brokerage accounts. Within each personal brokerage account, the Plan provides that all shares acquired through the Plan must be held for a minimum period of six months, during which the shares cannot be sold, transferred, assigned, pledged, or otherwise disposed of. Subsequent to the six-month holding period, the Plan provides that each participant may request that the Agent issue shares or sell shares at any time for all or part of the full number of shares in his or her account. Upon any such request and satisfaction of the six-month holding period, the Agent will issue such shares or sell all or the specified number of shares and issue net proceeds to the participant in the form of a lump-sum cash distribution.
The Plan provides that upon termination of employment, the six-month hold no longer applies. Participation in the Plan shall automatically terminate upon termination of a participant’s employment whether by death, retirement, or otherwise.
Synovus reserves the right to terminate or amend the Plan at any time, provided, however, that no termination or amendment shall affect or diminish any participant’s right to the benefit of contributions made by him or her, or his or her Participating Employer prior to the date of such amendment or termination.
Synovus reserves the right to suspend Participating Employer contributions to the Plan at any time.

SYNOVUS FINANCIAL CORP.
2011 EMPLOYEE STOCK PURCHASE PLAN
Notes to Financial Statements
July 1, 2021
Note 2 - Summary of Significant Accounting Policies
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
The realized gains or losses on distributions to participants is determined by computing the difference between the average cost per share and the fair value per share at the date of the distribution to the participants, less transaction costs.
Purchases and sales of Synovus common stock are reflected on a trade-date basis.
Contributions by participants and Participating Employers are accounted for on the accrual basis. Withdrawals are accounted for upon distribution.
Note 3 - Fair Value Measurements
The Plan determines the fair value of its assets consistent with the provisions of the accounting standard for fair value measurements and disclosures. The accounting standard provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy under the accounting standard are described below:
Level 1 - inputs are unadjusted quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access.
Level 2 - inputs observable, either directly or indirectly. These inputs include quoted prices for similar assets and liabilities in active markets, and other inputs such as interest rates and yield curves that are observable at commonly quoted intervals.
Level 3 - inputs are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset or liability.
In instances where inputs used to measure fair value fall into different levels of the fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest level input that is significant to the valuation. The Plan’s investment in Synovus common stock is considered a Level 1 input under the fair value hierarchy.
Note 4 - Tax Status of the Plan
The Plan is not qualified under Section 401(a) or 501(a) of the Internal Revenue Code of 1986, as amended. The Plan does not provide for income taxes because any income is taxable to the participants. Participants in the Plan must treat as compensation income their pro rata share of contributions made to the Plan by their Participating Employer. Cash dividends paid on Synovus common stock purchased under the Plan will be taxable to the participants on a pro rata basis for Federal and state income tax purposes during the year any such dividend is received by the participant of the Plan. Upon disposition of the Synovus common stock purchased under the Plan, participants must treat any gain or loss as long-term or short-term capital gain or loss depending upon when such disposition occurs.

SYNOVUS FINANCIAL CORP.
2011 EMPLOYEE STOCK PURCHASE PLAN
Notes to Financial Statements
July 1, 2021
Note 5 - Contributions
Contributions by Participants and Participating Employers for the period January 1, 2021 to July 1, 2021 (termination date) and for the years ended December 31, 2020 and 2019 are as follows:

	2021
	Participants	Participating Employers
Synovus Bank	$2,923,624	$438,544
Synovus Securities, Inc.	508,415	76,262
Total contributions	$3,432,039	$514,806

	2020
	Participants	Participating Employers
Synovus Bank	$5,807,334	$873,165
Synovus Securities, Inc.	736,476	110,537
Total contributions	$6,543,810	$983,702

	2019
	Participants	Participating Employers
Synovus Bank	$5,523,238	$828,549
Synovus Securities, Inc.	665,870	100,091
Total contributions	$6,189,108	$928,640

Note 6 - Net Gains (Losses) Realized on Distributions to Participants
The net gains (losses) realized on distributions to participants for the period January 1, 2021 to July 1, 2021 (termination date) and for the years ended December 31, 2020 and 2019 are summarized as follows:

	2021	2020	2019
Fair value at dates of distribution of shares of Synovus common stock	$3,952,259	$7,531,221	$7,063,036
Less cost (computed on an average cost basis) of shares of Synovus common stock distributed or redeemed	3,946,845	7,527,512	7,117,748
Total net gains (losses) realized	$5,414	$3,709	$(54,712)

EXHIBITS

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Synovus Financial Corp., as administrator of the Synovus Financial Corp. 2011 Employee Stock Purchase Plan, has duly caused this Annual Report on Form 11-K to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNOVUS FINANCIAL CORP. 2011 EMPLOYEE STOCK PURCHASE PLAN
	BY:	SYNOVUS FINANCIAL CORP., AS PLAN ADMINISTRATOR

March 31, 2022	By:	/s/Allan E. Kamensky
Allan E. Kamensky
Executive Vice President and General Counsel